UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number 000-30902

COMPUGEN LTD.
(Translation of registrant’s name into English)

26 Harokmim Street
Holon 5885849, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Compugen Ltd.

On November 7, 2022, Compugen Ltd. (the “Company”) issued a press release announcing publication of an abstract on preliminary data showing anti-tumor activity and potent immune modulation with the combination of COM701 and nivolumab in metastatic MSS-CRC patients, a copy of which is furnished as Exhibit 99.1 to this Report on Form 6-K and, with the exception of the 2nd, 3rd and 4th paragraphs, is incorporated by reference herein.

On November 7, 2022, the Company issued another press release announcing publication of the abstract on data demonstrating that anti-tumor activity following blockade of PVRIG with COM701 is supported by potent tumor microenvironment (TME) immune activation in MSS-CRC patients, a copy of which is furnished as Exhibit 99.2 to this Report on Form 6-K and, with the exception of the 2nd and 3rd paragraphs, is incorporated by reference herein.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3, File No. 333-240183.

Exhibit Number	Description of Exhibit

99.1	Compugen’s COM701 (anti-PVRIG) in Combination with Nivolumab Demonstrates Preliminary Anti-Tumor Activity and Potent Immune Activation in Metastatic MSS-CRC Patients
99.2	Compugen’s COM701 (anti-PVRIG) Induces Potent Immune Activation in MSS-CRC Patients

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

COMPUGEN LTD.

Date: November 7, 2022	By:	/s/ Eran Ben Dor
Eran Ben Dor General Counsel